August 23, 2007
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: David L. Orlic
Division of Corporation Finance

Re:	Nuance Communications, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed on August 14, 2007
File No. 333-143428
Ladies and Gentlemen:
     On behalf of our client, Nuance Communications, Inc. (the “Company”), we are responding to your comments dated August 22, 2007 relating to the above referenced registration statement, File No. 333-143428, originally filed on May 31, 2007, as amended by Amendment No. 1 filed on August 14, 2007 (the “Registration Statement”). The Company is filing herewith a further amendment to the Registration Statement (the “Amendment No. 2 to the Registration Statement”) in connection with this response letter based on the Company’s responses to the Staff’s comments. In addition, as discussed in a previous telephone conversation with Mr. Orlic, this Amendment No. 2, in addition to including revisions in response to the Staff’s comments, includes updated pro forma and historical financial statements (including audited statements of net assets acquired and of revenues and direct expenses for Tegic Communications, Inc. (“Tegic”), as discussed in correspondence with Joel Levine of the Commission dated June 21, 2007 and June 28, 2007) in connection with the Company’s currently pending acquisition of Tegic, for which the Company filed a Form 8-K with the Commission on June 27, 2007.
     For your convenience, we have repeated your comments below in italic type before each of our responses.

U.S. Securities and Exchange Commission
August 23, 2007

Cover Page
1. We refer to comment 4 of our letter dated June 27, 2007, in which we asked that you disclose on the cover page the minimum cash consideration and the minimum stock consideration to be received by VoiceSignal stockholders on a per share or per 100-share basis. Please disclose this information or tell us why you do not wish to do so.
     In response to the Staff’s comment, the Company has revised the cover page to include the minimum cash consideration and minimum stock consideration on a per 100-share basis to be received by VoiceSignal stockholders.
Consideration in the Merger, page 2
2. We understand that only the cash consideration is subject to material adjustment, and that the stock consideration is subject to adjustment only for rounding of share distributions and payment in cash of fractional shares. Please clarify, here, on page 14, and in the section beginning on page 44, that the adjustments you describe will affect the amount of the cash consideration only, and that the value of the stock consideration is variable, not due to any material variation in the number of shares of Nuance common stock to be received, but rather due to possible fluctuations in the market value of the shares to be received.
     In response to the Staff’s comment, the Company has revised pages 2, 14-15 and 45 of Amendment No. 2 to the Registration Statement to clarify that the adjustments described therein only affect the cash consideration, and the value of the stock consideration is variable only due to possible fluctuations in the market value of the shares of Nuance common stock to be received.
3. Please disclose, here, on page 14, and in the section beginning on page 44, the underlying assumptions you have used in making the per share calculations. For instance, you do not disclose the number of shares of Voice Signal common stock used in your analysis, the amount of cash estimated to be received upon exercise of the outstanding options, or the significance of the closing date in calculating the numbers you present.
     In response to the Staff’s comment, the Company has revised pages 2, 14-15 and 45 of Amendment No. 2 to the Registration Statement to disclose the underlying assumptions made in the per share calculations.

U.S. Securities and Exchange Commission
August 23, 2007

     Market Price Data, page 14
     4. Please explain to us in your response letter how you arrived at the figures appearing in the chart on the bottom of page 14.
     In response to the Staff’s comment, the Company respectfully submits that the figures appearing in the chart on the top of page 15 of this Amendment No. 2 reflect the prior assumptions disclosed throughout this Amendment No. 2, such as the exchange ratio of 1:0.0379 of VoiceSignal common stock to Nuance common stock and the cash payment of $1.3133 per each share of Voice Signal common stock. The exchange ratio is calculated by dividing the number of Nuance shares to be delivered as merger consideration, or 5,836,576 shares, divided by the number of outstanding shares of VoiceSignal common stock at closing, or 153,848,882 shares. The cash per share is calculated by subtracting the estimated third party expenses, or $10,000,000, from the cash consideration, or $210,000,000, plus the cash exercise of all vested options at closing, or $2,052,687, divided by the number of outstanding shares of VoiceSignal common stock at closing, or 153,848,882 shares. The number of outstanding shares of Voice Signal common stock at closing relies upon the conversion of all outstanding shares of VoiceSignal preferred stock into VoiceSignal common stock prior to the closing and the cash exercise of all vested options.
     To calculate the equivalent price per share of VoiceSignal common stock, the Company has multiplied the price per share of Nuance common stock on the date indicated by the exchange ratio and then added the cash payment of $1.3133.
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     In addition, in response to the Staff’s request that the Company provide its significance analysis with respect to its April 25, 2007 acquisition of BeVocal, Inc., such analysis is attached as Exhibit A to this letter.
     Please direct your questions or comments regarding the Company’s response to the undersigned at (202) 973-8827. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert D. Sanchez

U.S. Securities and Exchange Commission
August 23, 2007

cc:	Paul Ricci
James R. Arnold
Richard Palmer
Jo-Anne Sinclair, Esq.
Nuance Communications, Inc.

Exhibit A
Nuance Communications, Inc.
Significant Subsidiary Test
Acquisition of BeVocal, Inc.
Close Date: 4/25/07

Asset Test		Source

Total Assets (Nuance)	$1,235,074,000	Nuance 10-K - Sep06
Total Assets (BeVocal)	$28,236,947	AMLLP Audited Financial - Y/E Dec06
Significance	2.29%

Investment Test

Total Assets (Nuance)	$1,235,074,000	Nuance 10-K - Sep06
Purchase Price (GAAP)	$217,238,363	See tab "purchase price" - include earnout
Significance	17.59%

Net Income Test

Net Income before taxes (Nuance)	$7,071,000	Nuance 10-K - Sep06
Net Income before taxes (BeVocal)	$1,316,637	AMLLP Audited Financial - Y/E Dec06
Significance	18.62%